Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No.: 333-135127

For Immediate Release	June 19, 2006
CANADIAN SUPERIOR LAUNCHES AND MAILS
TAKEOVER BID FOR CANADA SOUTHERN PETROLEUM LTD.
CALGARY, ALBERTA — (CCNMatthews) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) announced today that its takeover bid for any and all of the issued and outstanding common shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF/TSX:CSW) was mailed by Canadian Superior to all the shareholders of Canada Southern on Monday, June 19, 2006.
Canadian Superior’s Chairman and Chief Executive Officer said today, “We believe our offer provides Canada Southern’s shareholders advantages and upside not available to them in an all cash bid. We also believe our bid offers Canada Southern and Canadian Superior shareholders both immediate and long term upside.”
This press release may be deemed to be solicitation material in respect of Canadian Superior’s proposed tender offer for the outstanding common shares of Canada Southern. On June 19, 2006, Canadian Superior filed the following documents with the United States Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a take-over bid circular); and (2) a tender offer statement on Schedule T-O.
Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents that have been filed or that will be filed with the SEC. These documents are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may also be obtained by directing a request to Canadian Superior at the address or telephone number below, attention Corporate Secretary.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:
Canadian Superior Energy Inc.
Suite 3000, 400 – 3rd Avenue SW
Calgary, Alberta T2P 4H2
Richard Watkins, Director
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com